Doxile

Communication about Wefunder campaign by Doxile team outside of Wefunder (eg, via social media, ads, email)

Email


Fri, Sep 17, 11:44 AM
Here's the thing I'm working on on the side:
Doxile
A workspace where innovators and IP attorneys work together to turn ideas into patents.
Invest in Doxile: We help innovators and their attorneys discover and patent their best ideas.
wefunder.com
That's our crowdfunding site. Here's the full website:
IP Management Software
doxile.com
Delivered

LinkedIn Ads



Doxile
7 followers
Promoted
Do you have an awesome business idea? Doxile helps you protect it.
Doxile helps entrepreneurs turn ideas into patents.
Will you join us?
Doxile
Learn more about Doxile and our Wefunder launch!
wefunder.com
Like
Comment
Share
Send
Add a comment...



Doxile
7 followers
Promoted
We're shaping the future of patents.
Doxile helps entrepreneurs turn ideas into patents.
Our Wefunder has launched.
Will you join us?
Learn more!
Doxile
Reserve your spot in Doxile's WeFunder round!
wefunder.com
Learn more
24

Social Media

none.